Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Investments N.V.
Subject Company: Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.: 333-197229

PRESS RELEASE

MERGER OF FIAT S.p.A. INTO FIAT INVESTMENTS N.V. - EXERCISE OF CASH EXIT RIGHTS - OFFER TO FIAT SHAREHOLDERS

Fiat S.p.A. (“Fiat” or the “Company”) announces that cash exit rights in connection with the merger of Fiat S.p.A. into Fiat Investments N.V. have been exercised for 60,002,027 shares equivalent to  an aggregate amount of €463,635,662.63 at the cash exit price of €7.727 per share (“Exit Price”).

Pursuant to the requirements of Italian law, such shares must be offered to Fiat shareholders not having exercised the withdrawal right at the Exit Price. This offer will be open from September 5 until October 6, 2014 inclusive.

The other terms and conditions of the offer will be detailed in a notice which is being published in compliance with the applicable laws and regulations.

The completion of the merger – expected on or about the middle of October 2014  – and, consequently, the payment of the Exit Price are subject to certain conditions precedent including the condition that the aggregate cash amount to be disbursed by the Company to creditors opposing the transaction under Italian law and to shareholders exercising the cash exit rights, should their shares not be sold, shall not exceed €500 million.

Any shares remaining unpurchased upon completion of this procedure on October 6 may, in Fiat’s discretion, be offered on-market at the Exit Price, subject only to the requirement that the offer, if any, lasts at least one day and that shares remaining unpurchased after 180 days from the date on which the cash exit right was exercised are, subject to the consummation of the Merger, to be purchased by the surviving entity. Any such offer will be published in accordance with applicable laws and regulations and on the Company’s corporate website (www.fiatspa.com).

Turin, September 4, 2014

Fiat S.p.A.
Via Nizza 250, 10126 Turin, ITALY
Tel. + 39 011 066 3088, Fax +39 011 006 2459
mediarelations@fiatspa.com
www.fiatspa.com

PRESS RELEASE

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to the proposed transaction contemplated herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. Fiat shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Investments will make the prospectus available for free to shareholders of Fiat in the United States.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.